Commission File Number 001-31914
EXHIBIT 99.1
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
IMPORTANT
The Company and all members of its Board of Directors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
Announcement on Resolutions of the Sixth Meeting of the Third
Session of the Board of Directors
The sixth meeting (the “Meeting”) of the third session of the Board of Directors of the Company (the “Board”) was held on April 7, 2010 at the conference room located at A1801 of the China Life Plaza. The directors were notified of the Meeting by way of a written notice dated March 30, 2010. All of the Company’s 11 directors attended the Meeting in person, including Yang Chao, Chairman and executive director of the Company, Wan Feng, Lin Dairen and Liu Yingqi, executive directors of the Company, Miao Jianmin, Shi Guoqing and Zhuang Zuojin, non-executive directors of the Company, Ma Yongwei, Sun Changji and Bruce D. Moore, independent directors of the Company. Sun Shuyi, independent director of the Company, participated in the Meeting via conference call. Supervisors and the management of the Company also attended the Meeting as non-voting delegates. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Board.

Commission File Number 001-31914
The Meeting was presided over by Chairman Mr. Yang Chao. The directors that were present passed the following resolutions unanimously after sufficient review and discussion:
1. Passed the Proposal on the Actuarial Method, Assumptions and its Impact
According to relevant provisions under the Circular on the Accounting Treatment Relating to Insurance Contracts issued by the Ministry of Finance on December 22, 2009, the Company determined actuarial assumptions include, among others, discount rate, mortality rate, morbidity rate, expenses, lapse rate and policy dividends based on current information available on the date of the balance sheets, such assumptions are used to calculate reserves of insurance contracts as at the date of the balance sheets.
On December 31, 2009, the Company re-examined the above assumptions based on current information. Changes in relevant reserves of insurance contracts arising from changes of the assumptions above were incorporated into this year’s income statement. As of December 31, 2009, such changes of accounting assumptions lowered life insurance liability reserves by RMB 8,020 million and long-term health liability reserve by RMB 65 million, and increased profit before tax by RMB 8,085 million.
Independent directors of the Company gave independent opinions and agreed on this proposal.
PricewaterhouseCoopers issued a dedicated report on the changes of accounting assumptions for the year of 2009.
Voting result: 11 for, 0 against, with no abstention
2. Passed the Proposal on the Annual Financial Reports for the year ended December 31, 2009 (the “2009 Annual Financial Reports”)
After review and discussion, the Board passed the 2009 Annual Financial Reports, including the 2009 Annual Financial Reports prepared in accordance with PRC Accounting Standards, the 2009 Financial Report prepared in accordance with IFRS, the 2009 Financial Report on Solvency and its supporting reports, the Dedicated Report on Foreign Currency Balance Sheet, the 2009 Dedicated Report on Capital Holding by Controlling Shareholders and Other Related Parties, the 2009 Financial Highlights.

Commission File Number 001-31914
On February 26, 2010, the Company passed the Proposal on Change of Accounting Policies for Onshore Financial Reports and First-time Application of International Financial Reporting Standards to Offshore Financial Reports, in accordance with which, the Company retrospectively adjusted the assets and liabilities on the consolidated balance sheets dated January 1, 2008 and December 31, 2008, and the income and expenses in the consolidated income statement for the year of 2008. Differences of amounts in respect of major assets, liabilities, income and expenses that are affected by the change of accounting policies before and after such adjustment are shown in Appendix 1.
Voting result: 11 for, 0 against, with no abstention
3. Passed the H Share Annual Report and A Share Annual Report for the year ended December 31, 2009
After review and discussion, the Board passed the H Share Annual Report for the year ended December 31, 2008, including Financial Highlights, Management Discussion and Analysis, Report of Corporate Governance, Report of the Board, Report on Significant Matters, Financial Report and Embedded Value, Summary of A Share Annual Report, Announcement on H Share Performance Results and other related matters.
Voting result: 11 for, 0 against, with no abstention
4. Passed the Proposal on the Profit Allocation for the Year of 2009
In accordance with applicable PRC laws, the Company shall, based on 10% of the realized net profit for the year ended December 31, 2009, establish a statutory reserve amounting to RMB 3,293 million and a general reserve amounting to RMB 3,293 million, respectively. After establishing the statutory reserve and the general reserve, the Company may establish a discretionary reserve. The Board will submit the proposal on the following matters to the Annual Shareholders’ Meeting for approval: upon establishing the discretionary surplus reserve, which amounts to RMB 3,293 million and accounts for 10% of the net profit of the Company for the year of 2009, the Company proposes to distribute cash dividends amounting to RMB 19,785 million to all shareholders, with a per share value of RMB 0.70, calculated in accordance with the 28,264,705,000 issued shares.
Voting result: 11 for, 0 against, with no abstention
5. Passed the Proposal on the Annual Audit Fees for the Year of 2009 and Engagement of Auditors for the Year of 2010
The Board approved that audit fees to be paid to the accounting firm for 2009 is RMB 69.50 million and agreed to continue to engage PricewaterhouseCoopers as its domestic auditor and PricewaterhouseCoopers HK as its international auditor for the year of 2010. The Board will seek the approval of the Annual Shareholders’ Meeting on this proposal.
Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914
6. Passed the 2009 Social Responsibility Report
After review and discussion, the Board passed the 2009 Social Responsibility Report and agreed to disclose this report by incorporating it into the Annual Report for the Year of 2009 as an appendix.
Voting result: 11 for, 0 against, with no abstention
7. Passed the Proposal on the Self-assessment Report on Internal Control by the Board
After review and discussion, the Board passed the Self-assessment Report on Internal Control by the Board and agreed to disclose this report by incorporating it into the Annual Report for the Year of 2009 as an appendix. The Company engaged PricewaterhouseCoopers to review the internal control over the financial statements of the Company, and received from PricewaterhouseCoopers an unqualified opinion on the efficiency of the internal control over the financial statements dated December 31, 2009.
Voting result: 11 for, 0 against, with no abstention
8. Passed the Proposal on the Submission of Compensation for Directors and Supervisors to the Shareholders’ Meeting
The Board submitted this proposal to the Shareholders’ Meeting for the review of compensation for directors and supervisors. Independent directors gave their independent opinions and agreed on this proposal
Voting result: 11 for, 0 against, with no abstention
9. Passed the Proposal on the Submission of Compensation for the Senior Management to the Board
Independent directors gave their independent opinions and agreed on this proposal.
Voting result: 11 for, 0 against, with no abstention
10. Passed the Proposal on Nominating Mr. Anthony Francis NEOH to be an Independent Director of the Company
The Board agreed to name Anthony Francis NEOH as an Independent Director of the third session of the Company and submitted this proposal to the 2009 Shareholders’ Meeting for approval. Please see Appendix 2 attached hereto for the resume of Anthony Francis NEOH. Declarations on the nominees of independent director and candidates for independent director will be published together with the notification of 2009 Shareholders’ Meeting.
Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914
11. Passed the Proposal on the Renewal of Directors & Officers Insurance
The Board agreed to submit this proposal to the Annual Shareholders’ Meeting for approval.
Voting result: 11 for, 0 against, with no abstention
12. Passed the Proposal on the Amendment to the AOA
The Board agreed to submit the Amendment to the AOA to the Annual Shareholders’ Meeting for approval and grant authorization to the Chairman or the Chairman’s authorized representative to, during the period when the Company is applying for approval for such amendment, make revisions he deems necessary and proper to such amendment as required by relevant regulatory bodies and stock exchanges at the places where the Company is listed.
Please visit the website of the Shanghai Stock Exchange (http://www.sse.com.cn) for contents of the Amendment to the AOA.
Voting result: 11 for, 0 against, with no abstention
13. Passed the Report on the Related Party Transactions of the Year of 2009 and the Implementation of Rules on the Management of the Related Party Transactions of the Company in 2009
Voting result: 11 for, 0 against, with no abstention
14. Passed the Report on the Performance of Independent Directors in 2009
Voting result: 11 for, 0 against, with no abstention
15. Passed the Proposal on the Convening of 2009 Annual Shareholders’ Meeting
After review and discussion, the Board passed the Proposal on the Convening of 2009 Annual Shareholders’ Meeting. The notification of such meeting will be given separately.
Voting result: 11 for, 0 against, with no abstention
16. Passed the Proposal on the Authorization with Regard to the Investment in Debts of the Infrastructure
Voting result: 11 for, 0 against, with no abstention
17. Passed the Proposal on Self-assessment Report on Solvency Management in 2009
Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914
18. Passed the Proposal on the Self-assessment Report on Internal Control for the Year of 2009
Voting result: 11 for, 0 against, with no abstention
19. Passed the Report on the Review of Report on Internal Auditing
Voting result: 11 for, 0 against, with no abstention
20. Passed the Proposal on the Audit Report on Related Party Transactions for the Year of 2009
Voting result: 11 for, 0 against, with no abstention
(Proposals under the aforesaid Items 2, 4, 5, 10, 11, 12 and the report of the Board are required to be submitted to the 2009 Annual Shareholders’ Meeting of the Company for discussion and review. At the same time, independent directors will give a performance report at the Shareholders’ Meeting, and the Board will report to the Shareholders’ Meeting on the related party transactions and implementation of rules on the management of the related party transactions. Please see materials for the 2009 Annual Shareholders’ Meeting, which will be published separately, for detailed information on such proposals).
Board of Directors of China Life Insurance Company Limited
April 7, 2010

Commission File Number 001-31914
Appendix 1
RMB Million

	As at January 1, 2008		As at January 1, 2008
	Before the		After the
	implementation of		implementation of
	No. 2 Interpretations	Differences resulting	No. 2 Interpretations
	of Enterprise	from the change of	of Enterprise
Items of Balance Sheet	Accounting Principles	accounting policies	Accounting Principles

Assets
Receivables from reinsurers	72	327	399
Unearned premium reserves receivables from reinsurers	474	(436)	38
Claim reserves receivable from reinsurers	167	(151)	16
Reserves for long-term health insurance receivable from reinsurers	658	—	658
Other assets	893,230	(1)	893,229

Total	894,601	(261)	894,340

Liabilities
Policyholder deposit	1,944	51,480	53,424
Unearned premium reserves	6,119	(1,225)	4,894
Claim reserves	2,391	64	2,455
Reserves for life insurance	607,363	(92,040)	515,323
Reserves for long-term health insurance	4,028	807	4,835
Deferred tax liabilities	13,024	9,973	22,997
Other liabilities	1,180	759	1,939
Other	87,463	—	87,463

Total liabilities	723,512	(30,182)	693,330

Total shareholders’ equity	171,089	29,921	201,010

Total liabilities and shareholders’ equity	894,601	(261)	894,340

Commission File Number 001-31914
RMB Million

	As at December 31, 2008		As at December 31, 2008
	Before the		After the
	implementation of		implementation of
	No. 2 Interpretations	Differences resulting	No. 2 Interpretations
	of Enterprise	from the change of	of Enterprise
Items of Balance Sheet	Accounting Principles	accounting policies	Accounting Principles

Assets
Currency	34,085	(11)	34,074
Unearned premium reserves receivables from reinsurers	70	(12)	58
Claim reserves receivable from reinsurers	28	(9)	19
Reserves for long-term health insurance receivable from reinsurers	664	35	699
Deferred tax assets	2,661	(2,661)	—
Separate account assets	—	13	13
Other	952,656	(26)	952,630

Total assets	990,164	(2,671)	987,493

Liabilities
Policyholder deposit	2,073	62,977	65,050
Unearned premium reserves	6,642	(1,405)	5,237
Claim reserves	2,629	151	2,780
Reserves for life insurance	761,349	(111,530)	649,819
Reserves for long-term health insurance	7,772	(2,743)	5,029
Deferred tax liabilities	—	10,344	10,344
Other liabilities	1,651	532	2,183
Separate account liabilities	—	13	13
Other	72,167	—	72,167

Total liabilities	854,283	(41,661)	812,622

Total shareholders’ equity	135,881	38,990	174,871

Total liabilities and shareholders’ equity	990,164	(2,671)	987,493

Commission File Number 001-31914
RMB Million

	For the year of 2008		For the year of 2008
	Before the		After the
	implementation of		implementation of
	No. 2 Interpretations	Differences resulting	No. 2 Interpretations
	of Enterprise	from the change of	of Enterprise
Items of Income Statement	Accounting Principles	accounting policies	Accounting Principles

Premium income	295,579	(29,923)	265,656
Premiums ceded to reinsurers	287	(443)	(156)
Unearned premium reserves	(927)	604	(323)
Other operating income	2,019	1,325	3,344
Surrenders	(39,131)	13,646	(25,485)
Claims paid	(79,235)	7,654	(71,581)
Increase of insurance reserve	(155,911)	20,906	(135,005)
Insurance reserves recoverable from reinsurers	(134)	178	44
Expenses recoverable from reinsurers	49	81	130
Other operating expenses	(900)	(2,358)	(3,258)
Other	(13,837)	430	(13,407)

Net profit before income tax expenses	7,859	12,100	19,959

Income tax/ (expenses)	2,346	(3,031)	(685)

Net profit	10,205	9,069	19,274

Commission File Number 001-31914
Appendix 2:
Resume of Anthony Francis NEOH
A Candidate for the Independent Director
Mr. NEOH currently serves as a member of the International Consultation Committee of the CSRC. Mr. NEOH previously served as Chief Advisor to the CSRC, a member of the Basic Law Committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People’s Congress of China, Chairman of the Hong Kong Securities and Futures Commission, a member of the Hong Kong Stock Exchange Council and its Listing Committee, Deputy Judge of the Hong Kong High Court, and Administrative Officer of the Hong Kong Government. Mr. NEOH has served as the Chairman of the Technical Committee of the International Organisation of Securities Commissions from 1996 to 1998. Mr. NEOH was appointed as Queen’s Counsel (now retitled Senior Counsel) in Hong Kong in 1990. Mr. NEOH graduated from the University of London with honor in Law in 1976. Mr. NEOH is a barrister of England and Wales and admitted to the State Bar of California. Mr. NEOH graduated from Chinese University of Hong Kong with a J.D. degree in 2003. He was elected Honorary Fellow of the Hong Kong Securities Institute and Academician of the International Euro-Asian Academy of Sciences in 2009.
Mr. NEOH was a Non-Executive Director of Global Digital Creations Holdings Limited from November 2002 to December 2005, and an Independent Non-Executive Director of the Link Management Limited, Manager of the Link Real Estate Investment Trust, from September 2004 to March 2006. Since August 8, 2004, Mr. NEOH has been serving as Independent Non-Executive Director of Bank of China Limited. Since November 2004, Mr. NEOH has been serving as Independent Non-Executive Director of China Shenhua Energy Co Limited. Global Digital Creations Holdings Limited is listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. The units of the Link Real Estate Investment Trust, shares of Bank of China Limited and China Shenhua Energy Company Limited, respectively, are listed on the Main Board of the Hong Kong Stock Exchange.

Commission File Number 001-31914
Appendix 3: Amendments to the AOA
1. Article 3
The original clause was read as:

Address of the Company:	China Life Building, No.16 Chao Yang Men Wai Avenue, Chaoyang District, Beijing

Telephone Number:	010-85659999

Fax Number:	010-85252210

Post Code:	100020
This clause is revised because the Company has relocated to a new address.
The revised clause is read as:

Address of the Company:	No.16 Financial Street, Xicheng District, Beijing

Telephone Number:	010-63633333

Fax Number:	010-66575722

Post Code:	100033
2. The second clause of Article 27
The original clause was read as:
Where the Company purchases shares of the Company as described in sub-paragraph (3) of Article 24, the shares purchased shall not exceed 5% of the total issued shares of the Company.
This clause is revised because under Article 143 of the Company Law, in the event that a company rewards its employees with shares, then the purchasing of such shares shall be paid with the profit of the Company after tax.
The revised clause is read as:
Where the Company purchases shares of the Company as described in sub-paragraph (3) of Article 24, the shares purchased shall not exceed 5% of the total issued shares of the Company. The purchasing of such shares shall be paid with the profit of the Company after tax.

Commission File Number 001-31914
3. Article 140
The original clause was read as:
The Board of Directors is accountable to the shareholders in general meeting and exercises the following functions and powers:
Other than the Board of Directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (12) of this Article which shall be passed by the affirmative vote of more than two-thirds of all directors, the Board of Directors’ resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of all the directors, unless otherwise provided by applicable laws, administrative regulations, rules, or the Company’s Articles of Association.
The said functions and powers of the Board of Directors shall not, in principle, be delegated to the chairman, directors or other individuals or entities. If it is necessary to delegate decision-making right on certain matters, such delegation shall be made legally by means approved by resolutions of the Board of Directors. Delegation shall be made on case by case basis, and no function of the Board of Directors shall be delegated generally or permanently to other entities or individuals.
This clause is revised by adding a clause reading as “The legal authority of the Board shall not be revised or taken away by way of AOA or resolutions on General Shareholders’ Meeting”, so as to keep consistent with the Operation Guidance of the Board of Directors of Insurance Companies (BJF (2008) No. 58).
The revised clause is read as:
The Board of Directors is accountable to the shareholders in general meeting and exercises the following functions and powers:
Other than the Board of Directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (12) of this Article which shall be passed by the affirmative vote of more than two-thirds of all directors, the Board of Directors’ resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of all the directors, unless otherwise provided by applicable laws, administrative regulations, rules, or the Company’s Articles of Association.
The said functions and powers of the Board of Directors shall not, in principle, be delegated to the chairman, directors or other individuals or entities. If it is necessary to delegate decision-making right on certain matters, such delegation shall be made legally by means approved by resolutions of the Board of Directors. Delegation shall be made on case by case basis, and no function of the Board of Directors shall be delegated generally or permanently to other entities or individuals.
The legal authority of the Board shall not be revised or taken away by way of AOA or resolutions at General Shareholders’ Meeting.

Commission File Number 001-31914
4. Article 179
The original clause was read as:
A person may not serve as a director, supervisor, president, vice president and any other senior officer of the Company if any of the following circumstances apply:
(1)	the person does not have or has limited capacity for civil conduct;

(2)
the person has been sentenced for corruption, bribery, infringement of property or misappropriation of property or other crimes which destroy the social economic order, where less than a term of five (5) years has lapsed since the sentence was served, or the person has been deprived of his political rights and not more than five (5) years have lapsed since the sentence was served;

(3)
the person is a former director, factory manager or manager of a company or enterprise which has been dissolved or put into liquidation as a result of mismanagement and was personally liable for the winding up of such company or enterprise, where less than three (3) years have elapsed since the date of completion of the insolvent liquidation of the Company or enterprise;

(4)
the person is a former legal representative of a company or enterprise the business license of which was revoked due to violation of law and is personally liable therefor, where less than three (3) years have elapsed since the date of the revocation of the business license;

(5)	the person has a relatively large amount of debts which have become overdue;

(6)	the person is currently under investigation by judicial organs for violation of criminal law;

(7)	the person, according to laws and administrative regulations, cannot act as a leader of an enterprise;

(8)	the person is other than a natural person;

(9)
the person has been convicted by the competent authority for violation of relevant securities regulations and such conviction involves a finding that such person has acted fraudulently or dishonestly, where not more than five (5) years have lapsed form the date of such conviction; or

(10)	the person who has been prohibited from entering the market by the securities regulatory authority of the State Council, where such prohibition has not been removed.
This clause is revised to keep consistent with provisions under Article 147 of the Company Law (Revised in 2005) and Article 21 of the Administrative Provisions for the Qualifications for Directors, Supervisors and Officers of Insurance Companies (BJHL (2010) No.2). An additional clause is also added as a closing clause to cover other circumstances that may involve laws, administrative regulations, rules and regulatory requirements.

Commission File Number 001-31914
The revised clause is read as:
A person may not serve as a director, supervisor, president, vice president and any other senior officer of the Company if any of the following circumstances apply:
(1)	the person does not have or has limited capacity for civil conduct;

(2)
the person has been sentenced for corruption, bribery, misappropriation of property or infringement of property or jeopardizing the social market economic order, where less than a term of five (5) years has lapsed since the sentence was served, or the person has been deprived of his political rights and not more than five (5) years have lapsed since the sentence was served;

(3)
the person is a former director, factory manager or manager of a company or enterprise which has been dissolved or put into liquidation, and was personally liable for the bankruptcy of such company or enterprise, where less than three (3) years have elapsed since the date of completion of the insolvent liquidation of the Company or enterprise;

(4)
the person is a former legal representative of a company or enterprise the business license of which was revoked and was ordered to wind-up due to violation of law and is personally liable therefor, where less than three (3) years have elapsed since the date of the revocation of the business license;

(5)	the person has a relatively large amount of debts which have become overdue;

(6)	the person is currently under investigation by judicial organs for violation of criminal law;

(7)	the person, according to laws and administrative regulations, cannot act as a leader of an enterprise;

(8)	the person is other than a natural person;

(9)
the person has been convicted by the competent authority for violation of relevant securities regulations and such conviction involves a finding that such person has acted fraudulently or dishonestly, where not more than five (5) years have lapsed form the date of such conviction; or

(10)	the person who has been prohibited from entering the market by the securities regulatory authority of the State Council, where such prohibition has not been removed.

Commission File Number 001-31914
(11)	the person was prohibited access to the market by financial regulatory departments, and not more than five (5) years have lapsed from the date of such prohibition;

(12)	other circumstances provided under the laws, administrative regulations, rules and regulatory requirements.
Note: Amendments to the AOA hereunder are shown in italic.